TSX: IMG NYSE: IAG	NEWS RELEASE

IAMGOLD REPORTS SECURITY INCIDENT NEAR ESSAKANE: WORKFORCE SAFE

Toronto, Ontario, September 1, 2021 - IAMGOLD Corporation ("IAMGOLD" or the "Company") reports that an incident involving the security escort of a convoy of two busses occurred on August 31, 2021 approximately 115 kilometres from the Essakane Gold Mine in Burkina Faso, on the route from Ouagadougou.

The situation has been resolved, with one member of a government security force sustaining injuries. The workforce and local community are otherwise safe. At this time, the Company does not expect any negative impact on production from this incident. The Company continues to monitor and assess the situation and evolve its security protocols.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are generally identifiable by, but not limited to, the use of the words "may", "will", "should", "would", "continue", "expect", "expected", "budget", "forecast", "anticipate", "estimate", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "plans", "targeted", "focused", or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, the failure to meet expected, estimated or planned gold production, or to accurately estimate mineral resources or mineral reserves, differences in the mineral content within the material identified as mineral resources or mineral reserves from that predicted, unexpected increases in all-in sustaining costs or other costs, unexpected increases in capital expenditures, operating expenditures and exploration expenditures, changes in development or mining plans due to changes in logistical, technical or other factors, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/ Annual Information Form on file with the United States Securities and Exchange Commission at https://www.sec.gov/edgar.shtml and Canadian securities regulatory authorities at www.sedar.com, which are incorporated herein. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

About IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in three regions globally: North America, South America and West Africa. Within these regions the Company is developing high potential mining districts that encompass operating mines, construction, development, and exploration projects. The Company's operating mines include Westwood in Canada, Rosebel (including Saramacca) in Suriname and Essakane in Burkina Faso. A solid base of strategic assets is complemented by the Côté Gold construction project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in the Americas and West Africa.

IAMGOLD employs approximately 5,000 people. IAMGOLD is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD (www.iamgold.com) is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the JSI index1.

1 Jantzi Social Index ("JSI"). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

For further information please contact:

Indi Gopinathan, VP, Investor Relations & Corporate Communications, IAMGOLD Corporation

Tel: (416) 360-4743 Mobile: (416) 388-6883

Philip Rabenok, Manager, Investor Relations, IAMGOLD Corporation

Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le https://www.iamgold.com/French/accueil/default.aspx.